February 7, 2007

Securities and Exchange Commission

Washington, D.C. 20549

Re:	American Access Technologies, Inc.
Preliminary Proxy Statement on Schedule 14A
File No. 0-24575

Greetings:

American Access Technologies, Inc. (the “Company”) is in receipt of your comment letter dated January 30, 2007 concerning the above-reference filing and has filed Amendment No. 1 to reflect changes in response to your comments. The following indicates how each of your comments were responded to in Amendment No. 1. These responses are numbered to correspond to the numbered comments in your January 30, 2007 letter.

PRE 14A

Notice to Stockholders

1. We have expanded the description of the proposed amendment to the bylaws to indicate that the purpose of the proposed amendment would allow the board of directors, as well as the stockholders, to amend the by-laws. We have made a similar change on the proxy.

General

2. The financial statements have not been updated in the amended Proxy Statement since we intend, to the extent the amended Proxy Statement is cleared by the Staff, to mail the amended Proxy Statement on or before February 14, 2007. It is our understanding that if the amended Proxy Statement is mailed on or before February 14, 2007, Rule 3-12 of Regulation S-X will not require the financial statements to be updated. We recognize that if we are unable to mail the amended Proxy Statement on or before February 14, 2007, it will be necessary to update the financial statements and related financial disclosures in accordance with Rule 3-12 of Regulation S-X prior to mailing the Proxy Statement.

3. The annual financial statements for M & I presented in the Proxy Statement include audited consolidated balance sheets as of December 31, 2005 and 2004 and audited statements of income and statements of cash flows for the years ended December 31, 2005 and 2004. The statement of income and statement of cash flows for the year ended December 31, 2003 is not audited. It is acknowledged that M & I does not qualify as a small business issuer under Regulation S-B. However, consideration was given to Instruction No. 1 to Item 17 of Form S-4 which provides that the financial statements of the company being acquired for fiscal years prior to the latest fiscal year need not be audited if they were not previously audited. The financial statements for M & I were not previously audited and an audit of the statement of operations and statement of cash flows for the year ending December 31, 2003 would not be available without undue effort and expense on the part of M & I. A Form 8-K will be filed following the consummation of the merger. It was anticipated that by the time the amended Form 8-K was filed including the financial statements of M & I, as the accounting acquirer, the audit of 2006 would be completed and the amended Form 8-K would present three years of audited financial statements for M & I. We believe that Instruction No. 1 to Item 17 of Form S-4 as well as the undue effort and expense on the part of M & I to provide audited statements of operation and cash flows for the year ending December 31, 2003 provide a basis for not including such audited financial data and presenting such financial data on an unaudited basis.

Interests of certain persons in the merger

4. We have revised the disclosure under the caption “Interests of certain persons in the merger” to describe and quantify the interests of each person individually.

Proposal No. 6. Amendment to Article XII of our By-laws

5. We have expanded the disclosure to indicate that under the proposed amendment the board may not amend or repeal any bylaw adopted by the stockholders if the stockholders specifically provide that the bylaw is not subject to amendment or repeal by the board.

Certain Risks Associated with the Merger

6. We have deleted the statement concerning “Additional risks and uncertainties not presently recognized…”

Change in the board of directors and management

7. We have revised the disclosure under the caption “Change in the board of directors and management” to identify all of the five new directors whom M & I has selected.

The common stock issued pursuant to the merger could result in signification “market overhang”

8. We have revised to make clear that the shares being issued to M & I stockholders are not being registered under the Securities Act and may not be sold without registration or an exemption from registration. We have also disclosed in this filing that M & I stockholders have no registration rights.

Compliance with securities laws

9. We have specified that the shares are being issued without registration pursuant the exemption under Section 4(2) of the Securities Act pursuant to Rule 506 of Regulation D.

We base the availability of the exemption on the following: Each M & I stockholder has been qualified as either an accredited investor as defined in Rule 501(a) or as a person who either alone or with his purchaser representative has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the prospective investment in American Access shares. There are less than 35 M & I stockholders who are not accredited investors. American Access has and will continue to provide to all the M & I stockholders the information required by Rule 502(b). American Access shall make available to each M & I stockholder prior to a vote on the merger the opportunity to ask questions and receive answers concerning the terms and conditions of the merger, the business, operations and financial condition of American Access and to obtain any additional information which the American Access possesses or can acquire without unreasonable effort or expense that is necessary to verify the accuracy of information furnished to the M & I stockholders. American Access has advised the M & I stockholders that the shares they will receive in connection with the merger will not be registered under the Securities Act and advised them that they may not be sold or transferred without registration or an exemption from registration. Such shares will contain a legend referring to such lack of registration and the restrictions of sale or transfer. There has not been, nor will there be in the future, any general advertising or solicitation in connection with the merger transaction.

Risks related to M & I

10. We have revised the disclosure under the caption “Risk Factors” to identify the key employees upon whom M & I relies.

11. We have revised the disclosure under the caption “Risk Factors” to identify the countries outside of the United States in which M & I obtained revenues in 2005 and 2006.

Merger structure

12. We have inserted a template showing the calculation of the number of shares to be issued to M & I stockholders. Exhibit C will evidence the actual number of shares to be issued and will not be available until shortly before the effective date of the merger.

13. This will confirm that American Access understands that it is responsible for considering whether additional specific disclosures in the proxy statement are required to put into context information about the representations and warranties so that the information in the proxy statement is not misleading, notwithstanding the disclaimers relating to the representations and warranties in the carryover paragraph on page 15 of the amended Proxy Statement.

Background of the merger

14. We have revised the disclosure under the caption “Background of the Merger” to identify the members of management who participated in the meetings referenced in the section.

15. We have revised the disclosure to indicate the capacity in which Mr. Schube was acting on M & I’s behalf when he contacted Mr. Presley. Mr. Schube owns and is the president of Acorn Ventures, Inc. which provides financial consulting services. Pebblebrook Partners, LTD. is a partnership through which Mr. Schube makes certain of his investments.

16. We have disclosed in this amendment that the original deadline for execution of a definitive agreement was extended from September 30, 2006 to November 10, 2006.

Our reasons for proposing acquisition of M & I

17. We have changed the caption of this section to “Recommendation of the board of directors; Our reasons for proposing the acquisition of M & I”. We have expanded the disclosure of the board’s decision process to disclose that the strategic alternative considered by the board was remaining a free standing company by not undertaking the M & I transaction. There were no other acquisition proposals under consideration nor were any deemed to be likely to occur. The board sought to estimate and compare the future financial results of remaining free standing and doing the M & I transaction and considered each alternative against the objective of achieving growth and enhancement of stockholder value. The board considered the risks of each potential strategy as well as the potential benefits.

18. We have expanded the disclosure of the board’s decision process under the new sub-heading, “Risks of the M & I Transaction” to indicate that the risks of the transaction were considered by the board and its advisors in the course of legal, accounting and business due diligence and during the negotiation of the merger agreement. This amendment also indicates that the board determined that the anticipated benefits of the transaction outweighed the anticipated risks and that the proposed business combination with M & I was more compelling than American Access remaining a stand alone company and the transaction was therefore in the best interests of the company and its stockholders.

Opinion of our financial advisor

19. The advisor’s opinion in annex B has been revised, with the advisor’s consent, to remove “solely” from the sixth paragraph. That paragraph was also revised, with the advisor’s consent, to indicate its approval of the use of its opinion in filings with the Commission and mailings to the stockholders in connection with the M & I transaction.

20. We shall provide you with the advisor’s report to the board as supplemental information.

Business and financial overviews

21. This amendment has been revised to indicate that HFBE considered such reductions in its analysis.

Comparable company analysis

22. Hammond Power Solutions, Inc. was added to the list of comparable companies in this filing. This amendment discloses that projected 2007 multiples (and to a lesser extent the 2006 multiples) for Powell were the most appropriate to utilize in calculating an implied enterprise value for M & I.

23. This amendment has been revised to disclose the multiples calculated by HFBE for Powell and the selected range of multiples applied to M & I’s corresponding data.

HFBE has advised us that in stock mergers it looks to relative values and exchange ratios rather than merger consideration in reaching its opinion concerning fairness of the transaction. The purpose of the comparable company, comparable transaction and discounted cash flow analyses is to determine enterprise value not merger consideration.

Comparable transaction analysis

24. This amendment has been revised to disclose the range of multiples of projected EBITDA utilized to calculate the implied enterprise value of M & I by this method.

As stated in the second paragraph of our response to comment 23, HFBE utilizes relative values and exchange ratios rather than merger consideration in reaching its opinion concerning fairness of the transaction. The purpose of the comparable transaction analyses is to determine enterprise value not merger consideration.

Discounted cash flow analysis

25. As stated in the second paragraph of our response to comment 23, HFBE utilizes relative values and exchange ratios rather than merger consideration in reaching its opinion concerning fairness of the transaction. The purpose of the discounted cash flow analyses is to determine enterprise value not merger consideration.

Material federal income tax consequences of the merger for American Access and American Access stockholders

26. We have deleted the word “certain” in the first sentence of this disclosure.

27. We have revised this disclosure to remove any uncertainty about the transaction’s federal income tax treatment.

Board of Directors and executive officers after the merger

28. We have updated the disclosure under the caption “Board of directors and executive officers after the merger” to identify M & I’s fifth designee to the board of directors.

29. We have revised the disclosure concerning Mr. Nash’s background to describe his business experience during the past five years.

Voting agreements

30. We have revised this disclosure to identify the M & I stockholders and the American Access stockholders who have entered into voting agreements.

Technical products and services

31. We have revised the disclosures to explain the meaning of an abbreviation or acronym when first introduced in the amended Proxy Statement.

Selected historical financial data of M & I

32. We have updated the disclosure under the caption “Selected Historical Financial Data of M & I” to include five years of selected financial data for M & I.

33. We have revised the disclosure under the caption “Selected Historical Financial Data of M & I” to include cash dividends per share as well as net income per share for M & I.

Selected unaudited pro forma condensed combined financial data

34. We have revised the disclosure under the caption “Selected Unaudited Pro Forma Condensed Combined Financial Data” to include cash dividends per share.

Comparative per share data

35. We have revised the disclosure under the caption “Comparative Per Share Data” to include historical per share data for M & I and equivalent pro forma per share data in accordance with Schedule 14A, Item 14(b)(10).

Management’s discussion and analysis of M & I

36. M & I has reviewed the segmental revenue disclosures and has revised the disclosure under Management’s Discussion and Analysis of M & I for the year ended December 31, 2005 compared to the year ended December 31, 2004.

Unaudited pro forma condensed combined financial data

37. We expanded the disclosure in footnote 2 to discuss the options and warrants outstanding and direct acquisition costs in the calculation of the purchase price.

38. Our determination of values was based on reviews conducted by various levels of management at American Access. Accounts receivable including aging, were reviewed and we concluded, conservatively, that no adjustments were necessary. Inventory was analyzed including turnover and aging. We did not make any adjustments to inventory. Two major pieces of equipment were recently acquired which accounted for the majority of equipment values, so it was reasonable to assume these values for that portion of equipment. We conservatively concluded that net book value for the remaining equipment was a reasonable approximation of fair market value after reviewing the equipment condition and resale values for used equipment. For the land and building, we used a value based on our familiarity with local real estate prices for similar properties.

We used the existing book value for intangibles, which consisted mostly of patents and other intellectual property. We do not believe that our intellectual property provides any additional competitive advantages as our patents primarily cover the design of the metal enclosures and are primarily defensive rather than giving us any monopoly power in our markets.

The liabilities are routine and we are not aware of any contingent liabilities and therefore all liabilities were included at book value.

39. We revised the footnotes to clarify the status of the total merger-related costs.

40. We revised the September 30, 2006 pro forma financial statements to include the line item labeled “net income before nonrecurring charges directly attributable to the transaction” and please refer to the related disclosure in the pro forma footnotes. We determined that no such revision was required to December 31, 2005 statements.

41. We revised our pro forma income statements to disclose historical and pro forma basic and diluted earnings per share. In addition, we disclosed the calculation of the basic and diluted weighted average shares outstanding in the pro forma footnotes.

42. The director options were modified to delete the clause in the stock option agreement that states that the option would expire 90 days after a director was terminated in connection with or after a merger or change of control. The original expiration date of the 5 year terms of the options were not extended. In accordance with FAS 123R the value of the options immediately prior to the modification was compared to the value of the options at the time of the modification and the incremental value of the modified options was determined to be immaterial.

43. We considered the various operating and reportable segments of the post-merger entity and determined that it would not be appropriate to combine any of the currently reported segments. We will assess the requirements of SFAS 131 every quarter once the merger has closed.

Conditions to the completion of the merger

44. Subsequent to the filing of the proxy statement this matter was totally resolved to the satisfaction of M & I. Accordingly, this amendment removes disclosure of this condition to closing.

Proposal No. 3

45. We have provided a table setting forth the results of the reverse stock split within the specified range.

46. As discussed in the proxy statement, the reverse stock split is a for the purpose of assuring compliance with the NASDAQ listing requirements. This is not the first step in a going private transaction and no such transaction contemplated.

47. The cash out of fractional shares will not have any substantial effect on American Access’ number of shareholders or number of shareholders of record. At the maximum reverse stock split of 1:6 a shareholder would have to have less than 6 shares in order to be eliminated as a stockholder after the reverse split. There are no stockholders of record with less than 6 shares. We are not aware of any beneficial holders of less than 6 shares.

Federal income tax consequences of the reverse stock split

48. We have deleted the word “certain” in the first sentence.

Nomination of Director Candidates by Stockholders

49. We have eliminated the reference to “Stockholder Proposals”.

Where you can find more information

50. We have included the Commission filing number for American Access’ filings under the Exchange Act.

M & I Electric Industries December 31, 2005 Financial Statements Accountant’s Compilation Report

51. We have deleted the compilation report. With respect to the independence of M&I’s auditors, M&I’s management provided the consolidated financial statements as of and for the years ended December 31, 2005 and 2004, including the 2003 unaudited compiled information, to the auditors. The auditors determined that they had become associated with the 2003 consolidated financial statements and further determined that their level of association did not raise above the level of association of a compilation. Accordingly, a compilation report for M&I’s statements of income, stockholders’ equity and cash flows, as of December 31, 2003 was determined by the auditors to be appropriate. The compilation report was never intended to be included within our Proxy Statement and was done so by mistake. As noted above, the compilation report has been deleted from the amended Proxy Statement. The auditors have determined and have advised M&I that throughout the course of their engagement the auditors have maintained their independence in accordance with the American Institute of Certified Public Accountants Code of Professional Conduct Rule 101- Independence standards and the independence rules of SEC and PCAOB, specifically noting Rule 2-01(c)(4)(i) of Regulation S-X.

52. M & I has revised the disclosures concerning M & I’s revenue recognition policies to reflect that revenues from its repair and service businesses are recorded when the repair or service has been completed and accepted or acknowledged by its customer. Revenues recorded on this basis represented approximately fourteen percent (14%) of M & I’s consolidated revenues in 2005. M & I has considered the guidance the Staff has provided in the Outline of Current Accounting and Disclosure Issues as it relates to M&I’s revenue recognition policy for service contracts. M&I believes its approach is consistent because the service contracts are often provided in remote locations and are not generally susceptible to reasonable estimation until the service is completed. In addition, the customer would not recognize economic or commercial progress until the service was demonstrated to be successful.

M & I has revised its disclosures to note that revenues from direct product sales are recorded when the product has been shipped and title has passed to the customer. M & I’s product sales are typically shipped FOB shipping point. Revenues recorded on this basis constituted less than 1% of M&I’s consolidated revenues in 2005.

M&I believes that its utilization of the percentage of completion method for revenue recognition for its fixed price and modified fixed price contracts greater than $100,000 is consistent with the guidance provided in SOP 81-1. In particular, M&I enters into long term contracts as an electrical contractor or in connection with the design, development and manufacturer of complex electrical distribution and control applications. These types of contracts are specified in paragraph 13 of SOP 81-1. M&I believes it satisfies the criteria of paragraphs 22-24 of SOP 81-1 as follows:

(a)

Electrical Contracts: Contracts are entered into after the submission and acceptance of a proposal that is based on a thorough understanding of the project scope, detailed design and cost estimates and critical commercial terms and conditions. If the proposal is accepted, a Schedule of Values that recasts the estimate to specific and measurable project completion points (for example installation of a group of motor control centers) is prepared. This Schedule of Values provides the best basis for billing and revenue recognition during the course of the project. On a minimum of a monthly basis during the course of the project, estimated costs are compared to actual costs incurred and contract profitability is adjusted if warranted. M&I believes its project estimating and control procedures are sound based on historical results and provide an appropriate basis to employ the percentage of completion method. As noted in SOP 81-1, M&I has lien rights with respect to long term fixed price contracts. Because of the term of most of these contracts (3 months to multiple years), M & I believes that the percentage of completion method provides the best measure of the economic activity of M&I with respect to these contracts. The criteria noted in paragraph 23 of SOP 81-1 are met in each of these contracts providing further support that percentage of completion accounting is appropriate in the circumstances.

(b)	Manufacture of Electrical Distribution and Control System Contracts: Contracts are entered into after the submission and acceptance of a proposal that is based on a thorough understanding of the project scope, detailed design and cost estimates and critical commercial terms and conditions. These contracts typically provide for progress billings to compensate M&I for large expenditures, for example material purchases which typically constitute 50% of total project cost. Historically, the amount of labor expended provides the best measure of project progress on these contracts and is the key determinant of revenue recognition. These projects are reviewed weekly by engineering and manufacturing personnel and estimated costs are analyzed against actual costs. If warranted, project profitability estimates are revised and recorded on a monthly basis. M&I’s believes its project management and estimating procedures are sound and provide a reasonable basis, predicated on historical performance, to rely on in utilizing the percentage of completion method of revenue recognition. Although M&I typically does not have lien rights with respect to these long term fixed price contracts, progress billings are generally present and the company has possession of the product for most of the contract period. Because of the term of most of these contracts (3 months to multiple years), M & I believes that the percentage of completion method provides the best measure of the economic activity of M&I. The criteria noted in paragraph 23 of SOP 81-1 are met in each of these contracts providing further support that percentage of completion accounting is appropriate in the circumstances.

While M & I acknowledges that the dollar value of a contract alone may not be an appropriate basis for determining its underlying accounting treatment, the dollar value provides other evidence which M & I believes is a sound basis for determining accounting treatment. In almost all cases, a contract with a value under $100,000 will be performed within a period of one month or less. Therefore, application of the percentage of completion or completed contract methods yield comparable results. In addition to the appropriateness of the procedure, M & I believes that the resulting difference in accounting treatments would not have a material impact on its financial statements. If M & I applied percentage of completion accounting to all of its fixed price contracts in 2005, M & I estimates that revenues and operating income would have increased by approximately $74,000 and $28,000, respectively.

Note 3 – Account Receivable – Other

53. M & I has not revised its Consolidated Statements of Income to reflect, as separate line items, the insurance proceeds received and receivable and the related loss. The net loss of $12,025 described in “Note (3) Accounts Receivable – Other” is recorded in the Consolidated Statements of Income within the line item “Total other income (expense).” M & I did not separately disclose this item since it considered the amount not to be material and to be adequately disclosed in “Note (3) Accounts Receivable – Other.” M & I has revised its disclosure in “Note (3) Accounts Receivable – Other” to explain how the proceeds are reported in the Consolidated Statements of Income. With respect to the fixed asset reduction disclosed on page F-13 of the original Proxy Statement, the 2005 statement of cash flows reflects the amount of $335,935 within the classification “Cash flows from investing activities: Proceeds from insurance settlement.” This amount is comprised of: the loss of $12,025; increased insurance proceeds receivable ($804,000); reduced property, plant, and equipment ($556,385); reduced inventory ($274,457) and increased accrued liabilities ($320,949). The reduction of property, plant and equipment of ($556,385) is the amount referred to on page F-13.

Note 8 – Advances to and Investment in Joint Ventures

54. M & I has revised its disclosures under “Note (8) Advances to and Investment in Joint Ventures” to clarify that inter-company sales to joint ventures are priced in a manner similar to sales to unrelated parties and that profits on these sales are eliminated in consolidation as required by generally accepted accounting principles.

Note 18 – Segment Reporting

55. M & I has revised “Note (18) Segment Reporting” to its audited annual financial statements to conform to the allocation of operating expenses reported in “Note 4 Segment Information” to M & I’s unaudited interim financial statements. Gross profit and earnings before taxes for the Technical Products and Services are different because M & I’s wholly owned subsidiary, South Coast Electric Systems, LLC incurs sales and administrative expenses that are directly associated with the unit whose business is completely associated with the Technical, Products and Services segment. M & I does not allocate selling, general and administrative expenses to its business segments because these centrally controlled and incurred costs and expenses could generally only be allocated to the operating segments on an arbitrary basis and would therefore not provide an improved understanding of the operating segment performance.

M & I Electric Industries September 30, 2006 Financial Statements

56. M & I has revised the notes to its unaudited interim financial statements to include “Note 7 Material Sales to a Joint Venture Partner” to provide disclosure regarding the specific nature of the sales by M & I to BOMCO, including the material terms of the sales.

Note 4- Segment Information

57. M & I has revised “Note 4 Segment Information” to its unaudited interim financial statements to reconcile the identifiable assets as reported in the Condensed Consolidated Balance Sheets. M & I has also revised the disclosure contained in “Note 4 Segment Information” to include a brief description of the “corporate and unallocated” assets referenced therein.

American Access Technologies December 31, 2005 Financial Statements

Consolidated Statements of Stockholders’ Equity

58. The 2005 “warrants” noted on page F-30 were “stock options” granted to three of our outside salesmen on August 24, 2005. When granting 10,000 stock options at a strike price of $1.96 to each outside salesman, we considered the salesman as external consultants and not employees and therefore we recognized expense of $13,860 in our financial statements in 2005 based on the Black-Scholes option pricing model. The options were vested immediately and were exercisable immediately. The disclosure describing this stock option grant is noted in the 2005 annual report in footnote 12 in the 24th paragraph. These options were outstanding at the end of 2005 and are included in the total options outstanding described in the 2005 annual report at the end of footnote 12 labeled stock options outstanding.

Traditional “warrants” as it relates to financing were last issued on October 12, 2004 when we raised $ 753,200 in capital in a private placement transaction. The disclosure describing this transaction is noted in the 2005 annual report in footnote 11 in the 3rd paragraph and footnote 12 in the 18th paragraph. We issued 50,000 warrants each to three institutional investors at a strike price of $2.30 and 6,700 warrants to the registered broker dealer firm at a strike price of $2.30. The warrants were outstanding at the end of 2005 and are included in the total options outstanding described in the 2005 annual report at the end of footnote 12 labeled stock options outstanding.

We have utilized the terms warrants and options interchangeably in our financial statements over the last few years. Going forward, we have agreed to utilize the term “stock options” when options are issued in a compensatory manner and “stock warrants” when warrants are issued as it relates to a financing matter. As defined above, we have a very small amount of traditional “financing” warrants outstanding. Since traditional warrants make up less than 3% of the overall stock option outstanding, we pooled options and warrants together in the disclosure described in the 2005 annual report at the end of footnote 12 labeled stock options outstanding.

Note 15 – Significant Fourth Quarter Adjustments

59. Below please find the details of our 2004-2005 4th quarter adjustments:

Fourth quarter 2004 adjustments:

Workers compensation insurance was adjusted by $33,000 in the fourth quarter of 2004. This adjustment was made to accurately reflect the expense based on the actual gross labor in the 4th quarter and the prepaid amounts previously accrued in the prior quarters.

Prepaid tooling was adjusted by $107,770 in the fourth quarter of 2004. Tooling was previously expensed as purchased and after discussion with management it was decided that there was a certain amount of tooling that would be more properly classified as a fixed asset by analyzing the function that the additional tooling was performing with our Strippett punches and dies.

Inventory was adjusted by $182,108 in the fourth quarter of 2004. As noted in amended 2004 annual report filed on August 15, 2005, footnote 20 (below) explains why we restated the 2004 financial statements due to this inventory adjustment.

Footnote 20 excerpt:

Subsequent to the filing of its Annual Report on From 10-KSB for the year ended December 31, 2004 the Company determined that there was an inadvertent formula error in an electronic spreadsheet which resulted in a $128,050 overstatement of inventory and under statement of cost of sales in its financial statements for the year ended December 31, 2004. As a result of the error, the Company restated its consolidated financial statements as of and for the year ended December 31, 2004.

Fourth quarter 2005 adjustments:

Workers compensation insurance was adjusted by $20,000 in the fourth quarter of 2005. The adjustment is related to our increase in gross labor based on our increase in vacation expense noted below.

Vacation was adjusted by $70,000 in the fourth quarter of 2005. Most of this adjustment was to properly reflect executive management and long-time employees accrued vacation. A thorough review of vacation policies and procedures brought this situation to the forefront and a more thorough review currently takes place on a quarterly basis.

Legal expense was adjusted by $32,000 in the fourth quarter of 2005. We anticipated higher legal fees than were actually incurred and reduced the accrual to actual fees incurred.

Bad debt expense was adjusted by $20,000 in the fourth quarter of 2005. We increased our general allowance for bad debt after our quarterly review of receivables at year end.

Patent expense was adjusted by $17,291 in the fourth quarter of 2005. We adjusted certain maintenance patent expenses that had been capitalized in the past after a review of FAS 141.

Depreciation was adjusted by $23,564 in the fourth quarter of 2005. We reduced our depreciation expense in the fourth quarter as planned equipment renovations and purchases were delayed by reviewing our estimated depreciation schedule.

Inventory was adjusted by $150,722 in the fourth quarter of 2005. After our 2004 inventory adjustment/restatement noted above, we instituted more controls including physical inventory counts on a quarterly basis. Our physical inventory for the fourth indicated an increase in materials in our raw materials, work-in-process and finished goods counts over the third quarter physical count.

Inventory allowance was adjusted by $12,500 in the fourth quarter of 2005. Another reflection of our controls surrounding inventory, we reduced the inventory by $12,500 after a thorough review of slow-moving or obsolete inventory.

For each adjustment listed above, except the 2004 inventory adjustment, we determined that each adjustment was reflected in the proper period and a prior period adjustment was not necessary based on the timing or the materiality of the adjustment.

Form of Proxy

60. We have revised the form of proxy in this amendment to clearly identify it as being preliminary.

Updated disclosure of American Access executive compensation – This amendment reflects American Access 2006 executive compensation under the format set forth in Release 33-8737 and 33-8765. Some columns in the tables have been excluded since there was no such compensation disclosure required for the removed columns.

The Company hereby acknowledges:

a.) The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

b.) Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action on the filings; and

c.) The Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the United States’ federal securities laws.

In addition, attached to this letter as Exhibit A is a statement from M & I as requested in your comment letter.

It is anticipated that the Proxy Statement amendment and the information provided herein sufficiently addresses the issues raised in your comment letter concerning the above-reference filing. If you have any further comments or require any further information, please contact our counsel in this matter, Joel Bernstein, at 305-858-7300 by fax to 786-513-8522.

Yours very truly,
AMERICAN ACCESS TECHNOLOGIES, INC.

s/ Joseph F. McGuire
Chief Financial Officer and Treasurer

Exhibit A

COMPANY ACKNOWLEDGMENT

In connection with responding to the comments of the Securities and Exchange Commission (the “Commission”) as set forth in the staff’s letter dated January 30, 2007 addressed to Mr. Timothy C. Adams, President and Chief Operating Officer of American Access Technologies, Inc. with respect to the Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) filed by American Access Technologies, Inc. on January 3, 2007, M&I Electric Industries, Inc. (“M&I”) acknowledges that:

1. M&I is responsible for the adequacy and accuracy of the disclosure concerning M&I in the Proxy Statement;

2. Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Proxy Statement; and

3. M&I may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

M&I ELECTRIC INDUSTRIES, INC.

By:	/s/ John H. Untereker
John H. Untereker, Senior Vice President
and Chief Financial Officer